Exhibit 99.2

NUTRIEN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS AT AND FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2023

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of November 1, 2023. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its Audit Committee, composed entirely of independent directors. The Audit Committee reviews and, prior to its publication, approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we”, “us”, “our”, “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries on a consolidated basis. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our annual report dated February 16, 2023 (“2022 Annual Report”), which includes our annual audited consolidated financial statements and MD&A, and our annual information form dated February 16, 2023, each for the year ended December 31, 2022, can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. No update is provided to the disclosure in our 2022 annual MD&A except for material information since the date of our annual MD&A. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the “SEC”).

This MD&A is based on and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2023 (“interim financial statements”) based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”, unless otherwise noted. This MD&A contains certain non-IFRS financial measures and ratios and forward-looking statements, which are described in the “Non-IFRS Financial Measures” and the “Forward-Looking Statements” sections, respectively.

Market Outlook and Guidance

Agriculture and Retail

•

Weather and geopolitical issues continue to impact global grain and oilseed production and trade flows, resulting in tight inventories. New crop corn and soybean prices have recently incurred some seasonal pressure but remain 10 to 15 percent above the 10-year average.

•

Harvest in the US has progressed at an above average pace and fall fertilizer application rates have been strong in regions where harvest has been completed. We project fertilizer demand will be up 5 to 10 percent in the fourth quarter of 2023 compared to the same period in the prior year.

•

Brazilian soybean acreage is expected to expand 3 to 4 percent in 2023 and fertilizer demand has increased in the fourth quarter. Growers in Brazil continue to purchase crop inputs on a just-in-time basis, in particular crop protection products.

•	Australian growing conditions have been variable and shifting climate patterns could increase the risk of drier weather impacting crop production and crop input demand.

Crop Nutrient Markets

•

Global potash prices were relatively stable in the third quarter of 2023 and demand was strong in North America, Brazil and China. We have increased our projected global shipment range to 65 to 67 million tonnes due to the strength of demand in the second half of 2023. We now anticipate exports from Belarus to be down approximately 4 million tonnes and exports from Russia to be down approximately 2 million tonnes, compared to 2021 levels.

•

We expect robust agricultural fundamentals and the need to replenish soil nutrient levels will support increased potash consumption next year. We forecast global potash shipments in the range of 67 to 71 million tonnes in 2024, supported by stronger expected demand in Southeast Asia, Latin America, Europe and India.

•

Ammonia outages in Europe and production challenges in other key regions have contributed to higher benchmark prices in the second half of 2023. Urea markets are relatively balanced as Chinese export restrictions and strong import demand in India offset weaker seasonal demand in other regions.

•	Tight phosphate fertilizer supply has supported global benchmark prices, while recent increases in ammonia and sulfur input costs could pressure phosphate margins.

Financial Guidance

•

Based on market factors detailed above, we are narrowing full-year 2023 adjusted EBITDA guidance[2] to $5.8 to $6.4 billion. Full-year 2023 adjusted net earnings guidance[2] is revised to $4.15 to $5.00 per share primarily due to a higher projected effective tax rate. Full-year 2023 cash provided by operations is now projected at $4.0 to $4.5 billion and capital expenditures at approximately $2.7 billion.

•

Retail adjusted EBITDA guidance was revised to reflect pressure on crop protection product margins in South America and lower projected earnings in Australia, primarily related to weaker livestock markets.

•	Potash adjusted EBITDA guidance and potash sales volume guidance were revised due to the strength of North American market fundamentals.

•

Nitrogen adjusted EBITDA guidance was narrowed as higher benchmark prices offset lower projected sales volumes. Nutrien lowered Nitrogen sales volume guidance due to unplanned plant outages in the third quarter and the pull-forward of a planned maintenance outage at our Borger site into the fourth quarter of 2023.

•	Phosphate adjusted EBITDA guidance was lowered due to the impacts of hurricane related outages in the third quarter and lower projected feed and industrial sales volumes.

•

Effective tax rate on adjusted earnings guidance was increased primarily due to an unfavorable change to our geographic mix of earnings. We expect our effective tax rate on adjusted earnings will return to more historical levels in 2024.

All guidance numbers, including those noted above are outlined in the table below. Refer to page 56 of Nutrien’s 2022 Annual Report for related assumptions and sensitivities, except as set forth below.

	Guidance Ranges [1] as of
	November 1, 2023		August 2, 2023

(billions of US dollars, except as otherwise noted)	Low	High	Low	High

Adjusted net earnings per share (“EPS”) (in US dollars) [2,3]	4.15	5.00	3.85	5.60

Adjusted EBITDA [2]	5.8	6.4	5.5	6.7

Retail adjusted EBITDA	1.45	1.50	1.45	1.60

Potash adjusted EBITDA	2.30	2.50	2.00	2.50

Nitrogen adjusted EBITDA	1.90	2.10	1.80	2.30

Phosphate adjusted EBITDA (in millions of US dollars)	450	550	500	600

Potash sales tonnes (millions) [4]	12.8	13.2	12.6	13.2

Nitrogen sales tonnes (millions) [4]	10.5	10.7	10.8	11.2

Depreciation and amortization	2.1	2.2	2.1	2.2

Effective tax rate on adjusted earnings (%)	27.0	27.5	25.5	26.0

 1  See the “Forward-Looking Statements” section.

 2  These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

 3  Assumes 497 million shares outstanding for November 1, 2023 adjusted net EPS guidance.

 4  Manufactured product only. Nitrogen sales tonnes includes ESN® products.

Consolidated Results

	Three Months Ended September 30			Nine Months Ended September 30
(millions of US dollars, except as otherwise noted)	2023	2022	% Change	2023	2022	% Change
Sales	5,631	8,188	(31)	23,392	30,351	(23)
Freight, transportation and distribution	263	204	29	714	628	14
Cost of goods sold	3,741	4,722	(21)	15,972	17,205	(7)
Gross margin	1,627	3,262	(50)	6,706	12,518	(46)
Expenses	1,242	1,056	18	4,254	3,368	26
Net earnings	82	1,583	(95)	1,106	6,569	(83)
Adjusted EBITDA [1]	1,084	2,467	(56)	4,983	10,075	(51)
Diluted net earnings per share	0.15	2.94	(95)	2.18	11.96	(82)
Adjusted net earnings per share [1]	0.35	2.51	(86)	4.01	11.10	(64)
Cash (used in) provided by operating activities	(469)	878	n/m	916	3,374	(73)
Cash used in investing activities	(673)	(705)	(5)	(2,225)	(1,679)	33
Cash used for dividends and share repurchases [2]	(261)	(1,959)	(87)	(1,817)	(4,086)	(56)
1 These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section. 2 This is a supplementary financial measure. See the “Other Financial Measures” section.

Net earnings and adjusted EBITDA decreased in the third quarter and first nine months of 2023 compared to the same periods in 2022, mainly due to lower net realized selling prices across all segments and lower Retail earnings. This was partially offset by decreased cost of goods sold from lower natural gas and royalty costs, lower provincial mining taxes, and higher sales volumes for Retail crop nutrients. In the first nine months of 2023, we recorded non-cash impairment of assets of $698 million primarily related to South American Retail goodwill and Phosphate property, plant and equipment, resulting in lower net earnings. In the third quarter and first nine months of 2022, we recorded a non-cash impairment reversal of $330 million and $780 million, respectively, related to our Phosphate assets. The decrease in cash provided by operating activities in the third quarter and first nine months of 2023 compared to the same periods in 2022 was primarily due to lower earnings across all segments.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three and nine months ended September 30, 2023 to the results for the three and nine months ended September 30, 2022, unless otherwise noted.

 Nutrien Ag Solutions (“Retail”)

	Three Months Ended September 30
(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022
Sales

Crop nutrients	1,250	1,605	(22)	262	214	22	21	13

Crop protection products	1,566	1,716	(9)	339	436	(22)	22	25

Seed	158	134	18	54	33	64	34	25

Merchandise	231	241	(4)	40	41	(2)	17	17

Nutrien Financial	73	65	12	73	65	12	100	100

Services and other	235	244	(4)	150	153	(2)	64	63

Nutrien Financial elimination [1]	(23)	(25)	(8)	(23)	(25)	(8)	100	100
	3,490	3,980	(12)	895	917	(2)	26	23
Cost of goods sold	2,595	3,063	(15)
Gross margin	895	917	(2)
Expenses ²	892	890	-
Earnings before finance costs and taxes (“EBIT”)	3	27	(89)
Depreciation and amortization	189	206	(8)
EBITDA	192	233	(18)
Adjustments [3]	5	2	150
Adjusted EBITDA	197	235	(16)
1 Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.
2 Includes selling expenses of $798 million (2022 – $821 million).
3 See Note 2 to the interim financial statements.

	Nine Months Ended September 30
(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022
Sales

Crop nutrients	6,571	7,740	(15)	1,032	1,417	(27)	16	18

Crop protection products	5,790	6,086	(5)	1,220	1,523	(20)	21	25

Seed	2,093	1,861	12	391	382	2	19	21

Merchandise	750	755	(1)	131	133	(2)	17	18

Nutrien Financial	252	205	23	252	205	23	100	100

Services and other	691	729	(5)	522	555	(6)	76	76

Nutrien Financial elimination	(107)	(113)	(5)	(107)	(113)	(5)	100	100
	16,040	17,263	(7)	3,441	4,102	(16)	21	24
Cost of goods sold	12,599	13,161	(4)
Gross margin	3,441	4,102	(16)
Expenses ¹,²	3,242	2,733	19
EBIT	199	1,369	(85)
Depreciation and amortization	558	550	1
EBITDA	757	1,919	(61)
Adjustments [2]	473	(17)	n/m
Adjusted EBITDA	1,230	1,902	(35)
1 Includes selling expenses of $2,534 million (2022 – $2,556 million).
2 Includes non-cash impairment of assets of $465 million (2022 – nil). See Notes 2 and 3 to the interim financial statements.

•

Retail adjusted EBITDA decreased in the third quarter of 2023 primarily due to lower gross margin for crop protection products, partially offset by higher gross margin for crop nutrients and seed. For the first nine months of the year, adjusted EBITDA decreased mainly due to lower gross margin for both crop nutrients and crop protection products. Included with expenses for the first nine months of 2023, we recognized a $465 million non-cash impairment primarily to goodwill relating to our South American Retail assets, mainly due to the impact of crop input price volatility, more moderate long-term growth assumptions and higher interest rates.

•

Crop nutrients sales decreased in the third quarter and first nine months of 2023 due to lower selling prices across all regions compared to the strong comparable periods in 2022. Third quarter gross margin increased due to improved grower demand and higher per-tonne margins for both commodity fertilizer and our proprietary nutritional and biostimulant product lines. Sales volumes increased for both the third quarter and first nine months of the year as growers returned to more normalized application rates to replenish nutrients in the soil.

•

Crop protection products sales were lower in the third quarter and first nine months of 2023 primarily due to decreased prices for certain commodity products compared to the historically strong comparable periods in 2022. Gross margin was also impacted by the selling through of higher cost inventory. Dry conditions in the US Midwest impacted demand for certain crop protection products during the third quarter and first nine months of the year.

•

Seed sales and gross margin were higher in the third quarter due to increased cotton sales in the Southern US and the benefits of acquisitions in Brazil. Sales and gross margin for the first nine months of 2023 improved primarily due to increased corn sales in the US.

•

Nutrien Financial sales increased in the third quarter and first nine months of 2023 due to higher utilization of our financing offerings in the US as well as the recent launch of NPay, our digitally-enabled financing program in Australia.

 Potash

	Three Months Ended September 30

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Manufactured product

Net sales

North America	499	436	14	1,674	619	170	298	703	(58)

Offshore	473	1,568	(70)	2,221	2,548	(13)	213	616	(65)

	972	2,004	(51)	3,895	3,167	23	250	633	(61)

Cost of goods sold	389	386	1				100	122	(18)

Gross margin – total	583	1,618	(64)				150	511	(71)
Expenses [1]	105	352	(70)	Depreciation and amortization			34	35	(3)

EBIT	478	1,266	(62)	Gross margin excluding depreciation
Depreciation and amortization	133	112	19	and amortization – manufactured [2]			184	546	(66)

EBITDA / Adjusted EBITDA	611	1,378	(56)	Potash controllable cash cost of
				product manufactured [2]			56	70	(20)

 1  Includes provincial mining taxes of $96 million (2022 – $348 million).

 2  These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

	Nine Months Ended September 30

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Manufactured product

Net sales

North America	1,311	1,949	(33)	3,754	2,770	36	349	703	(50)

Offshore	1,672	4,573	(63)	6,159	7,149	(14)	271	640	(58)

	2,983	6,522	(54)	9,913	9,919	-	301	658	(54)

Cost of goods sold	1,047	1,090	(4)				106	110	(4)

Gross margin – total	1,936	5,432	(64)				195	548	(64)
Expenses [1]	340	975	(65)	Depreciation and amortization			35	36	(3)

EBIT	1,596	4,457	(64)	Gross margin excluding depreciation
Depreciation and amortization	345	354	(3)	and amortization – manufactured			230	584	(61)

EBITDA / Adjusted EBITDA	1,941	4,811	(60)	Potash controllable cash cost of
				product manufactured			59	56	5

 1  Includes provincial mining taxes of $319 million (2022 – $959 million).

•

Potash adjusted EBITDA declined in the third quarter and first nine months of 2023 due to lower net realized selling prices and offshore sales volumes, which more than offset higher North American sales volumes.

•

Sales volumes were the highest third quarter on record, primarily driven by strong demand in North America and Brazil. North American sales volumes were higher in the third quarter and first nine months of 2023 due to lower channel inventory and increased grower demand. Offshore sales volumes declined over the same periods due to logistical challenges at Canpotex’s West Coast port facilities and reduced shipments to customers in India and Southeast Asia, partially offset by record Canpotex sales volumes to Brazil.

•

Net realized selling price decreased in the third quarter and first nine months of 2023 compared to the historically strong periods in 2022, due to a decline in benchmark prices and higher logistics costs related to logistical challenges at Canpotex’s West Coast port facilities.

•

Cost of goods sold per tonne decreased in the third quarter of 2023 primarily due to lower royalties and the timing of turnaround activity. For the first nine months of the year, cost of goods sold per tonne decreased mainly due to lower royalties.

Canpotex Sales by Market

(percentage of sales volumes, except as otherwise noted)	Three Months Ended September 30			Nine Months Ended September 30
	2023	2022	Change	2023	2022	Change
Latin America	49	35	14	47	36	11
Other Asian markets [1]	28	32	(4)	28	34	(6)
Other markets	10	10	-	11	9	2
China	10	15	(5)	9	14	(5)
India	3	8	(5)	5	7	(2)
	100	100		100	100

 1  All Asian markets except China and India.

 Nitrogen

	Three Months Ended September 30

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Manufactured product

Net sales

Ammonia	156	649	(76)	570	701	(19)	272	927	(71)

Urea and ESN® [1]	272	431	(37)	687	705	(3)	396	613	(35)

Solutions, nitrates and sulfates	231	465	(50)	1,130	1,274	(11)	205	365	(44)

	659	1,545	(57)	2,387	2,680	(11)	276	577	(52)

Cost of goods sold [1]	495	895	(45)				208	335	(38)

Gross margin – manufactured	164	650	(75)				68	242	(72)

Gross margin – other [1,2]	(10)	14	n/m	Depreciation and amortization [1]			54	53	2

Gross margin – total	154	664	(77)	Gross margin excluding depreciation
(Income) expenses [3]	(10)	(50)	(80)	and amortization – manufactured [4]			122	295	(59)

EBIT	164	714	(77)	Ammonia controllable cash cost of
Depreciation and amortization	130	141	(8)	product manufactured [4]			61	62	(2)

EBITDA / Adjusted EBITDA	294	855	(66)

 1  Certain immaterial 2022 figures have been reclassified.

 2  Includes other nitrogen and purchased products and comprises net sales of $64 million (2022 – $226 million) less cost of goods sold of $74 million (2022 – $212 million).

 3  Includes earnings from equity-accounted investees of $30 million (2022 – $79 million).

 4  These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

	Nine Months Ended September 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Manufactured product

Net sales

Ammonia	873	1,952	(55)	1,785	1,939	(8)	489	1,007	(51)

Urea and ESN® [1]	1,183	1,624	(27)	2,386	2,250	6	496	722	(31)

Solutions, nitrates and sulfates	897	1,440	(38)	3,518	3,495	1	255	412	(38)

	2,953	5,016	(41)	7,689	7,684	-	384	653	(41)

Cost of goods sold [1]	1,840	2,478	(26)				239	323	(26)

Gross margin – manufactured	1,113	2,538	(56)				145	330	(56)

Gross margin – other [1,2]	(19)	44	n/m	Depreciation and amortization			55	52	6

Gross margin – total	1,094	2,582	(58)	Gross margin excluding depreciation
(Income) expenses [3]	(19)	(105)	(82)	and amortization – manufactured			200	382	(48)

EBIT	1,113	2,687	(59)	Ammonia controllable cash cost of
Depreciation and amortization	426	403	6	product manufactured			60	59	2

EBITDA / Adjusted EBITDA	1,539	3,090	(50)

 1  Certain immaterial 2022 figures have been reclassified.

 2 Includes other nitrogen and purchased products and comprises net sales of $298 million (2022 – $725 million) less cost of goods sold of $317 million (2022 – $681 million).

 3  Includes earnings from equity-accounted investees of $91 million (2022 – $192 million).

•

Nitrogen adjusted EBITDA decreased in the third quarter and first nine months of 2023 due to lower net realized selling prices for all major nitrogen products, which more than offset lower natural gas costs. During the third quarter, we completed two smaller brownfield expansion projects at our Geismar facility and installed our final nitrous oxide (N2O) abatement project, which we expect to be a key contributor to reducing our greenhouse gas emissions.

•

Sales volumes were lower in the third quarter of 2023 primarily due to unplanned production outages at our plants in Trinidad, Borger and Geismar. Sales volumes for the first nine months of 2023 were flat as increased demand for nitrates and sulfates and strong spring seasonal demand for urea and ESN® offset lower ammonia sales volumes impacted by the production outages.

•

Net realized selling price in the third quarter and first nine months of 2023 was lower for all major nitrogen products primarily due to weaker benchmark prices resulting from lower energy prices in key nitrogen producing regions.

•

Cost of goods sold per tonne decreased in the third quarter and first nine months of 2023 due to lower natural gas costs. Ammonia controllable cash cost of product manufactured increased for the first nine months mainly due to higher input costs and lower production.

Natural Gas Prices in Cost of Production

	Three Months Ended September 30			Nine Months Ended September 30
(US dollars per MMBtu, except as otherwise noted)	2023	2022	% Change	2023	2022	% Change
Overall natural gas cost excluding realized derivative impact	2.96	8.33	(64)	3.56	7.92	(55)
Realized derivative impact	(0.01)	(0.09)	(89)	(0.01)	(0.06)	(83)

Overall natural gas cost	2.95	8.24	(64)	3.55	7.86	(55)

Average NYMEX	2.55	8.20	(69)	2.69	6.77	(60)

Average AECO	1.78	4.46	(60)	2.24	4.34	(48)

•

Natural gas prices in our cost of production decreased in the third quarter and first nine months of 2023 as a result of lower North American natural gas index prices and decreased natural gas costs in Trinidad, where our natural gas prices are linked to ammonia benchmark prices.

 Phosphate

	Three Months Ended September 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Manufactured product

Net sales

Fertilizer	245	375	(35)	519	479	8	472	782	(40)

Industrial and feed	137	192	(29)	145	161	(10)	946	1,198	(21)

	382	567	(33)	664	640	4	575	886	(35)

Cost of goods sold	351	445	(21)				528	695	(24)

Gross margin – manufactured	31	122	(75)				47	191	(75)

Gross margin – other [1]	(4)	(8)	(50)	Depreciation and amortization			113	75	51

Gross margin – total	27	114	(76)	Gross margin excluding depreciation
Expenses (income) [2]	12	(311)	n/m	and amortization – manufactured [3]			160	266	(40)

EBIT	15	425	(96)
Depreciation and amortization	75	48	56

EBITDA	90	473	(81)
Adjustments [2]	-	(330)	(100)

Adjusted EBITDA	90	143	(37)

 1  Includes other phosphate and purchased products and comprises net sales of $62 million (2022 – $84 million) less cost of goods sold of $66 million (2022 – $92 million).

 2  2022 includes reversal of non-cash impairment of assets of $(330) million. See Notes 2 and 3 to the interim financial statements.

 3  This is a non-IFRS financial measure. See the “Non-IFRS Financial Measures” section.

	Nine Months Ended September 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Manufactured product

Net sales

Fertilizer	763	1,093	(30)	1,333	1,305	2	572	837	(32)

Industrial and feed	495	551	(10)	465	542	(14)	1,064	1,017	5

	1,258	1,644	(23)	1,798	1,847	(3)	700	890	(21)

Cost of goods sold	1,085	1,157	(6)				604	626	(4)

Gross margin – manufactured	173	487	(64)				96	264	(64)

Gross margin – other [1]	(10)	(10)	-	Depreciation and amortization			118	70	69

Gross margin – total	163	477	(66)	Gross margin excluding depreciation
Expenses (income) [2]	269	(739)	n/m	and amortization – manufactured			214	334	(36)

EBIT	(106)	1,216	n/m
Depreciation and amortization	213	130	64

EBITDA	107	1,346	(92)
Adjustments [2]	233	(780)	n/m

Adjusted EBITDA	340	566	(40)

 1  Includes other phosphate and purchased products and comprises net sales of $202 million (2022 – $232 million) less cost of goods sold of $212 million (2022 – $242 million).

 2  Includes non-cash impairment of assets of $233 million (2022 – reversal of non-cash impairment of assets of $(780) million). See Notes 2 and 3 to the interim financial statements.

•

Phosphate adjusted EBITDA decreased in the third quarter and first nine months of 2023 primarily due to lower net realized selling prices for fertilizer products, partially offset by lower ammonia and sulfur input costs. Included with expenses for the first nine months of 2023, we recognized a $233 million non-cash impairment of our White Springs property, plant and equipment, while we had non-cash impairment reversals of our Phosphate assets of $780 million for the first nine months of 2022.

•

Sales volumes increased in the third quarter of 2023 due to higher phosphate fertilizer demand, which was partially offset by hurricane-related downtime at our White Springs facility. Sales volumes for the first nine months were lower than the previous year primarily due to lower production impacting our industrial and feed sales.

•

Net realized selling price decreased in the third quarter and first nine months of 2023 primarily due to lower fertilizer net realized selling prices, while lower industrial and feed net realized selling prices in the third quarter reflect the typical lag relative to spot fertilizer prices.

•	Cost of goods sold per tonne decreased in the third quarter and first nine months due to lower ammonia and sulfur costs, partially offset by higher depreciation from reversal of impairments in 2022.

 Corporate and Others

(millions of US dollars, except as otherwise noted)	Three Months Ended September 30			Nine Months Ended September 30
	2023	2022	% Change	2023	2022	% Change
Selling expense recovery	(3)	(2)	50	(7)	(6)	17
General and administrative expenses	88	80	10	260	227	15
Share-based compensation expense (recovery)	42	39	8	(7)	122	n/m
Other expenses	117	59	98	187	160	17
EBIT	(244)	(176)	39	(433)	(503)	(14)
Depreciation and amortization	25	19	32	62	55	13
EBITDA	(219)	(157)	39	(371)	(448)	(17)
Adjustments [1]	142	63	125	221	230	(4)
Adjusted EBITDA	(77)	(94)	(18)	(150)	(218)	(31)

 1  See Note 2 to the interim financial statements.

•	General and administrative expenses were higher in the third quarter and first nine months of 2023 primarily due to higher staffing costs and higher depreciation and amortization expense.

•

Share-based compensation was a recovery in the first nine months of 2023 due to a decrease in the fair value of share-based awards compared to an expense for the comparative period in 2022 reflecting the increase in fair value. The fair value takes into consideration several factors such as our share price movement, our performance relative to our peer group and return on our invested capital.

•

Other expenses were higher in the third quarter and first nine months of 2023 compared to the same periods in 2022 due to higher foreign exchange losses primarily from our South American Retail region. The first nine months of 2023 included a $92 million loss on Blue Chip Swaps incurred through trade transactions to remit cash from Argentina. The loss is a result of the significant divergence between the Blue Chip Swap market exchange rate and the official Argentinian Central Bank rate. This was partially offset by an $80 million gain in the first nine months of 2023 from amendments due to design plan changes to our other post-retirement benefit plans.

 Eliminations

•

Eliminations are not part of the Corporate and Others segment. The elimination of gross margin between operating segments of $32 million for the third quarter of 2023 was lower than the elimination of $51 million in the same period of 2022 as crop input volumes, selling prices and margins related to our intersegment sales decreased. For the first nine months of 2023, there was a recovery of $72 million compared to an elimination of $75 million in the same period in 2022. This variance is due to the timing of release of intersegment inventories held by our Retail segment.

Finance Costs, Income Taxes and Other Comprehensive Income

(millions of US dollars, except as otherwise noted)	Three Months Ended September 30			Nine Months Ended September 30
	2023	2022	% Change	2023	2022	% Change
Finance costs	206	136	51	580	375	55
Income tax expense	97	487	(80)	766	2,206	(65)
Other comprehensive loss	(86)	(230)	(63)	(16)	(296)	(95)

•

Finance costs were higher in the third quarter and first nine months of 2023 compared to the same periods in 2022 primarily due to higher interest on short-term debt from increased commercial paper interest rates and higher average short-term and long-term debt balances.

•

Income tax expense was lower in the third quarter and first nine months of 2023 as a result of lower earnings compared to the same periods in 2022. The effective tax rates for the third quarter and first nine months of 2023 were 54 percent and 41 percent compared to 24 percent and 25 percent for the comparative periods in 2022. The increase in effective tax rates was a result of the impacts of the non-cash impairments of assets, the loss on Blue Chip Swaps and a change in recognition of deferred income taxes in 2023.

•

Other comprehensive loss was lower primarily driven by changes in the currency translation of our foreign operations, our investment in Sinofert Holdings Ltd. (“Sinofert”) and an actuarial gain on our defined benefit plans in 2022 with no similar transaction in 2023. In the third quarter and first nine months of 2023 compared to the same periods in 2022, we had lower foreign currency translation losses on our Retail foreign operations mainly due to improvements of Canadian and Australian currencies relative to the US dollar. In the third quarter and first nine months of 2023, we had lower fair value losses on our investment in Sinofert due to share price decreases, compared to the same periods in 2022.

Liquidity and Capital Resources

Sources and Uses of Liquidity

We continued to manage our capital in accordance with our capital allocation strategy. We believe that our internally generated cash flow, supplemented by available borrowings under new or existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures, planned growth and development activities, and other cash requirements for the foreseeable future. Refer to the “Capital Structure and Management” section for details on our existing long-term debt and credit facilities.

Sources and Uses of Cash

(millions of US dollars, except as otherwise noted)	Three Months Ended September 30			Nine Months Ended September 30
	2023	2022	% Change	2023	2022	% Change

Cash (used in) provided by operating activities	(469)	878	n/m	916	3,374	(73)

Cash used in investing activities	(673)	(705)	(5)	(2,225)	(1,679)	33

Cash provided by (used in) financing activities	976	(29)	n/m	981	(1,319)	n/m

Effect of exchange rate changes on cash and cash equivalents	(17)	(32)	(47)	(19)	(52)	(63)

(Decrease) increase in cash and cash equivalents	(183)	112	n/m	(347)	324	n/m

Cash (used in) provided by operating activities

• Cash used in operating activities in the third quarter of 2023 compared to cash provided by operating activities in the same period in 2022 and lower cash provided by operating activities in the first nine months of 2023 compared to the same period in 2022 was primarily due to lower net realized selling prices across all segments compared to historically strong benchmark prices in 2022.

Cash used in investing activities

• Cash used in investing activities in the third quarter of 2023 was lower compared to the same period in 2022 as we reduced our capital expenditures in the third quarter of 2023 in alignment with the strategic actions announced earlier this year.

• Cash used in investing activities in the first nine months of 2023 was higher compared to the same period in 2022 due to higher turnaround activities in the first half of 2023 and increased investing capital expenditures as we complete our committed projects.

Cash provided by (used in) financing activities

• Cash provided by financing activities in the third quarter and first nine months of 2023 compared to cash used in financing activities in the same periods in 2022 was due to lower share repurchases through our normal course issuer bid programs and the issuance of $1,500 million of notes in the first quarter of 2023, which were partially offset by lower proceeds from short-term debt and the repayment of $500 million of notes at maturity in the second quarter of 2023.

Financial Condition Review

The following balance sheet categories contain variances that are considered material:

	As at
(millions of US dollars, except as otherwise noted)	September 30, 2023	December 31, 2022	$ Change	% Change

Assets

Cash and cash equivalents	554	901	(347)	(39)

Receivables	7,713	6,194	1,519	25

Inventories	5,169	7,632	(2,463)	(32)

Prepaid expenses and other current assets	656	1,615	(959)	(59)

Property, plant and equipment	22,150	21,767	383	2

Goodwill	12,078	12,368	(290)	(2)

Liabilities and Equity

Short-term debt	4,354	2,142	2,212	103

Current portion of long-term debt	-	542	(542)	(100)

Payables and accrued charges	6,653	11,291	(4,638)	(41)

Long-term debt	9,427	8,040	1,387	17

Share capital	13,837	14,172	(335)	(2)

Retained earnings	11,636	11,928	(292)	(2)

•	Explanations for changes in Cash and cash equivalents are in the “Sources and Uses of Cash” section.

•

Receivables increased primarily due to the seasonality of Retail sales resulting in higher receivables with customers and vendor rebates. A strategic extension of credit terms to our Retail customers also contributed to this increase. These were partially offset by lower receivables in our Potash and Nitrogen segments as selling prices decreased from the historically strong period in 2022.

•

Inventories decreased due to Retail’s seasonal sales and lower-value inventories on hand as related benchmark prices decreased. Generally, we build up our inventory levels in North America near year-end in preparation for the next year’s upcoming planting and application seasons.

•

Prepaid expenses and other current assets decreased due to the seasonal drawdown of prepaid inventories where Retail typically prepays for products during the fourth quarter and takes possession of inventory throughout the following year.

•	Property, plant and equipment increased primarily as a result of our capital expenditures related to our Potash and Nitrogen capital projects and turnarounds to maintain safe and reliable operations.

•

Goodwill decreased due to the goodwill impairment related to our Retail – South America group of cash generating units (“CGUs”) in the second quarter of 2023, partially offset by an increase in goodwill recognized from recent acquisitions.

•	Short-term debt increased due to additional commercial paper issuances for our seasonal working capital requirements.

•	Current portion of long-term debt decreased due to the repayment of $500 million of notes at maturity in the second quarter of 2023.

•

Payables and accrued charges decreased primarily due to seasonality of our Retail segment. We generally receive higher customer prepayments in North America near year-end and customers draw down on the balance throughout the year. This also decreased from income tax payments made in 2023 related to our 2022 historically strong earnings, lower provincial mining taxes from lower potash prices and lower natural gas input costs.

•	Long-term debt increased due to the issuance of $1,500 million of notes in the first quarter of 2023.

•	Share capital decreased primarily as a result of shares repurchased in the first nine months of 2023 under our normal course issuer bid programs.

•	Retained earnings decreased as declared dividends and share repurchases exceeded net earnings in the first nine months of 2023.

Capital Structure and Management

Principal Debt Instruments

As part of the normal course of business, we closely monitor our liquidity position. We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We were in compliance with our debt covenants and did not have any changes to our credit ratings in the nine months ended September 30, 2023.

	As at September 30, 2023

(millions of US dollars, except as otherwise noted)			Outstanding and Committed
	Rate of Interest (%)	Total Facility Limit	Short-Term Debt	Long-Term Debt
Credit facilities

Unsecured revolving term credit facility	n/a	4,500	-	-

Unsecured revolving term credit facility [1]	n/a	1,500	-	-

Uncommitted revolving demand facility	n/a	1,000	-	-

Other credit facilities		1,300
South America [2]	2.3 – 13.2		460	151
Australia	5.0		123	-
Other	4.0 – 4.7		47	3
Commercial paper	5.6 – 5.8		3,583	-
Other short-term and other long-term debt [3]	n/a		141	2

Total			4,354	156

1 During the three months ended September 30, 2023, we extended the term of our unsecured revolving term credit facility to September 10, 2024 and reduced the facility limit from $2,000 million to $1,500 million.

2 Our credit facilities are either denominated in local currency or US dollars. The range of interest rates for South America excludes our Argentina facilities denominated in local currency with interest rates ranging from 96.0 to 125.0 percent. The balance of these Argentina facilities as at September 30, 2023 was $15 million.

3 Other long-term debt excludes our notes and debentures.

The amount available under the commercial paper program is limited to the undrawn availability of backup funds under the $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities.

Our long-term debt consists primarily of notes and debentures. See the “Capital Structure and Management” section of our 2022 Annual Report for information on balances, rates and maturities for our notes and debentures. During the first nine months of 2023, we issued two series of notes of $750 million each with interest rates of 4.900 and 5.800 percent, respectively, and repaid our $500 million 1.900 percent notes upon maturity on May 13, 2023. See Note 8 to the interim financial statements.

Outstanding Share Data

As at October 31, 2023

Common shares	494,547,340

Options to purchase common shares	3,278,255

For more information on our capital structure and management, see Note 24 to our 2022 annual consolidated financial statements.

Quarterly Results

(millions of US dollars, except as otherwise noted)	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021

Sales	5,631	11,654	6,107	7,533	8,188	14,506	7,657	7,267

Net earnings	82	448	576	1,118	1,583	3,601	1,385	1,207

Net earnings attributable to equity holders of Nutrien	75	440	571	1,112	1,577	3,593	1,378	1,201

Net earnings per share attributable to equity holders of Nutrien

Basic	0.15	0.89	1.14	2.15	2.95	6.53	2.49	2.11

Diluted	0.15	0.89	1.14	2.15	2.94	6.51	2.49	2.11

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets, and trade payables. Our short-term debt also fluctuates during the year to meet working capital requirements. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Our earnings are significantly affected by fertilizer benchmark prices, which have been volatile over the last two years and are affected by demand-supply conditions, grower affordability and weather.

In the second quarter of 2023, we recorded non-cash impairment of assets totaling to $698 million. This is comprised of an impairment of our Phosphate White Springs property, plant and equipment of $233 million and an impairment of our South American Retail assets of $465 million primarily related to goodwill. In the second and third quarters of 2022, earnings were impacted by $450 million and $330 million non-cash impairment reversals at Aurora and White Springs CGUs, respectively, of property, plant and equipment in the Phosphate segment. The impairments and reversal of impairments in our Phosphate segment reflect the volatility of forecasted phosphate margins while the impairment related to the Retail South America group of CGUs is due to the impact of crop input price volatility, more moderate long-term growth assumptions and higher interest rates. In the fourth quarter of 2021, earnings were impacted by a $142 million loss resulting from the early extinguishment of long-term debt.

Critical Accounting Estimates

Our significant accounting policies are disclosed in our 2022 Annual Report. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the Audit Committee of the Board. Our critical accounting estimates are discussed on page 65 of our 2022 Annual Report. Other than the critical accounting estimates discussed below, there were no other material changes in the three or nine months ended September 30, 2023 to our critical accounting estimates.

Non-cash Impairment of Assets

Goodwill and Intangible Assets Impairment

Recent acquisitions in Brazil resulted in goodwill being recognized for our Retail – South America group of CGUs. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate, and we anticipate not meeting our forecasts. During the three months ended June 30, 2023, we revised our forecasted EBITDA for the Retail – South America group of CGUs, which triggered an impairment analysis. Due to the impact of crop input price volatility, more moderate long-term growth assumptions and higher interest rates, we lowered our product margin expectations and deferred certain of our planned strategic investments. As a result, this reduced our forecasted earnings and growth. As at June 30, 2023, the Retail – South America group of CGUs recoverable amount was lower than its carrying amount. As a result, we fully impaired goodwill of $422 million and recorded a $43 million impairment of intangible assets for a total of $465 million for the Retail – South America group of CGUs. Refer to Note 3 to the interim financial statements for additional information.

The following table highlights sensitivities to the recoverable amount, which could have resulted in additional impairment against the carrying amount of intangible assets and property, plant and equipment. The sensitivities have been calculated independently of changes in other key variables. Dollar amounts are in millions, except as otherwise noted.

Key Assumptions as at June 30, 2023	Change in Key Assumption		Decrease to Recoverable Amount ($)

Terminal growth rate (%)	-	1.0 percent	50

Forecasted EBITDA over forecast period ($)	-	5.0 percent	100

Discount rate (%)	+	1.0 percent	120

Long-Lived Asset Impairment and Reversals

Phosphate CGUs

Three Months Ended June 30, 2023	Impairment Trigger	Result
White Springs	Decrease in our forecasted phosphate margins.	Impairment of $233 million recorded to property, plant and equipment as the recoverable amount was less than its carrying value.
Aurora		No impairment recorded.

The White Springs CGU has a short expected mine life and is therefore more sensitive to changes in short- and medium-term forecasted phosphate margins. Refer to Note 3 to the interim financial statements for additional information.

The following table highlights sensitivities to the recoverable amounts, which could result in additional impairment losses or reversals of the previously recorded losses (relating to the White Springs CGU). The sensitivities have been calculated independently of changes in other key variables. Dollar amounts are in millions, except as otherwise noted.

			Change to Recoverable Amount ($)
Key Assumptions as at June 30, 2023	Change in Assumption		White Springs		Aurora

Forecasted EBITDA over forecast period ($)	+ / -	5.0 percent	+ / -	40	+ / -	220

Pre-tax discount rate (%)	+ / -	1.0 percent	- / +	20	n/a	n/a

Post-tax discount rate (%)	+ / -	1.0 percent	n/a	n/a	- / +	190

Long-term growth rate (%)	+ / -	1.0 percent	n/a	n/a	+ / -	110

Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has been no change in our internal control over financial reporting during the three months ended September 30, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Forward-Looking Statements

Certain statements and other information included in this document, including within the “Market Outlook and Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s revised 2023 full-year guidance, including expectations regarding our adjusted net earnings per share and adjusted EBITDA (consolidated and by segment), Potash sales tonnes, Nitrogen sales tonnes, depreciation and amortization and effective tax rate on adjusted earnings; our expectations for annual potash capability and ability to adjust operations according to market demand; our projections for cash from operations; expectations regarding our growth and capital allocation intentions and strategies, including our forecasts relating to goodwill impairment; our ability to reduce our greenhouse gas emissions, and the initiatives in connection therewith, including the expected impacts in connection with the installment of our final N2O abatement project; expectations and forecasts relating to our Aurora and White Springs CGUs and the reversals and impairments (as applicable) associated therewith; our advancement of strategic growth initiatives; capital spending expectations for 2023 and beyond, including expectations for lower capital expenditures and reduced expenses; expectations regarding Retail inventory levels in North America; expectations regarding performance of our operating segments in 2023; our operating segment market outlooks and our expectations for market conditions and fundamentals in 2023 and beyond, and the anticipated supply and demand for our products and services, expected market, industry and growing conditions with respect to crop nutrient application rates, planted acres, grower crop investment, crop mix, including the need to replenish soil nutrient levels, production volumes and expenses, shipments, consumption, prices, operating rates and the impact of seasonality, import and export volumes, economic sanctions, operating rates, inventories, crop development and natural gas curtailments; the expected impact of completed brownfield expansions at our Geismar facility; the negotiation of sales contracts; timing and impacts of plant turnarounds; acquisitions and divestitures and the anticipated benefits thereof; and expectations in connection with our ability to deliver long-term returns to shareholders. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty. The additional key assumptions that have been made include, among other things, assumptions with respect to our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and to realize the expected synergies on the anticipated timeline or at all; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, expenses, margins, demand, supply, product availability, shipments, consumption, weather conditions, supplier agreements, availability, inventory levels, exports, crop development and cost of labor and interest, exchange and effective tax rates; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2023 and in the future; assumptions related to our Retail - South America group of CGUs goodwill and intangible asset impairment; assumptions related to the calculation of recoverable amount of our Aurora and White Springs CGUs, including internal sales and input price forecasts, discount rate, long-term growth rate and end of expected mine life; assumptions with respect to the benefits of the brownfield expansions at our Geismar facility; assumptions with respect to our intention to complete share repurchases under our normal course issuer bid programs, including the funding of such share repurchases, existing and future market conditions, including with respect to the price of our common shares, and compliance with respect to applicable limitations under securities laws and regulations and stock exchange policies; our expectations regarding the impacts, direct and indirect, of certain geopolitical conflicts, including the war between Ukraine and Russia and the conflict in Israel on, among other things, global supply and demand, including for crop nutrients, energy and commodity prices, global interest rates, supply chains and the global macroeconomic environment, including inflation; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; our ability to successfully negotiate sales and other contracts; and our ability to successfully implement new initiatives and programs, including with respect to the recent launch of the digitally enabled financing program in Australia.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; seasonality; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; the risk that rising interest rates and/or deteriorated business operating results may result in the further impairment of assets or goodwill attributed to certain of our cash generating units; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; geopolitical conflicts, including the war between Ukraine and Russia and the conflict in Israel, and their potential impact on, among other things, global market conditions and supply and demand, including for crop nutrients, energy and commodity prices, interest rates, supply chains and the global economy generally; our ability to execute on our strategies related to environmental, social and governance matters, and achieve related expectations, targets and commitments; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the SEC in the United States.

The purpose of our 2023 adjusted net earnings per share and adjusted EBITDA (consolidated and by segment), capital expenditures, cash provided by operations, depreciation and amortization and effective tax rate on adjusted earnings guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms & Definitions” section of our 2022 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful, and all financial amounts are stated in millions of US dollars, unless otherwise noted.

Appendix A – Selected Additional Financial Data

Selected Retail Measures	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022

Proprietary products gross margin (millions of US dollars)

Crop nutrients	79	74	347	315

Crop protection products	107	189	434	617

Seed	28	21	171	173

Merchandise	2	1	8	7

All products	216	285	960	1,112

Proprietary products margin as a percentage of product line margin (%)

Crop nutrients	31	35	34	22

Crop protection products	31	41	36	41

Seed	54	62	44	45

Merchandise	6	6	7	6

All products	24	30	28	27

Crop nutrients sales volumes (tonnes – thousands)

North America	1,118	1,066	6,912	6,286

International	880	782	2,857	2,732

Total	1,998	1,848	9,769	9,018

Crop nutrients selling price per tonne

North America	635	836	720	908

International	614	913	559	744

Total	625	869	673	858

Crop nutrients gross margin per tonne

North America	165	155	130	191

International	88	64	47	80

Total	131	117	106	157

Financial performance measures			2023	2022

Retail adjusted EBITDA margin (%) [1,2]			8	11

Retail adjusted EBITDA per US selling location (thousands of US dollars) [1,2,3]			1,505	1,913

Retail adjusted average working capital to sales (%) [1,4]			20	16

Retail adjusted average working capital to sales excluding Nutrien Financial (%) [1,4]			2	1

Nutrien Financial adjusted net interest margin (%) [1,4]			5.8	6.7

Retail cash operating coverage ratio (%) [1,4]			64	55

 1  Rolling four quarters ended September 30, 2023 and 2022.

 2  These are supplementary financial measures. See the “Other Financial Measures” section.

 3  Excluding acquisitions.

 4  These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

Nutrien Financial	As at September 30, 2023							As at December 31, 2022

(millions of US dollars)	Current	<31 Days Past Due	31–90 Days Past Due	>90 Days Past Due	Gross Receivables	Allowance [1]	Net Receivables	Net Receivables

North America	3,418	93	91	104	3,706	(43)	3,663	2,007
International	570	59	24	49	702	(12)	690	662
Nutrien Financial receivables	3,988	152	115	153	4,408	(55)	4,353	2,669
1 Bad debt expense on the above receivables for the nine months ended September 30, 2023 was $36 million (2022 – $10 million) in the Retail segment.

Selected Nitrogen Measures	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Sales volumes (tonnes – thousands)

Fertilizer [1]	1,305	1,471	4,419	4,161

Industrial and feed	1,082	1,209	3,270	3,523
Net sales (millions of US dollars)

Fertilizer [1]	410	802	1,917	2,825

Industrial and feed	249	743	1,036	2,191
Net selling price per tonne

Fertilizer [1]	314	547	434	679

Industrial and feed	230	614	317	622
1 Certain immaterial 2022 figures have been reclassified.

Production Measures	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Potash production (Product tonnes – thousands)	3,287	2,742	9,612	10,066
Potash shutdown weeks [1]	-	10	5	15
Ammonia production – total [2]	1,315	1,483	3,995	4,359
Ammonia production – adjusted [2,3]	912	1,009	2,880	3,015
Ammonia operating rate (%) [3]	82	91	88	92
P2O5 production (P2O5 tonnes – thousands)	354	335	1,026	1,063
P2O5 operating rate (%)	83	78	81	84

1  Represents weeks of full production shutdown, including inventory adjustments and unplanned events, excluding the impact of any periods of reduced operating rates, planned routine annual maintenance shutdowns and announced workforce reductions.

2  All figures are provided on a gross production basis in thousands of product tonnes.

3  Excludes Trinidad and Joffre.

Appendix B – Non-IFRS Financial Measures

We use both IFRS measures and certain non-IFRS financial measures to assess performance. Non-IFRS financial measures are financial measures disclosed by the Company that (a) depict historical or expected future financial performance, financial position or cash flow of the Company, (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the Company, (c) are not disclosed in the financial statements of the Company and (d) are not a ratio, fraction, percentage or similar representation. Non-IFRS ratios are financial measures disclosed by the Company that are in the form of a ratio, fraction, percentage or similar representation that has a non-IFRS financial measure as one or more of its components, and that are not disclosed in the financial statements of the Company.

These non-IFRS financial measures and non-IFRS ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-IFRS financial measures and non-IFRS ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures and non-IFRS ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures and non-IFRS ratios, their compositions, and why management uses each measure. It also includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-IFRS financial measures and non-IFRS ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise in the future, we generally exclude these items in our calculations.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, share-based compensation and certain foreign exchange gain/loss (net of related derivatives). We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses, gain or loss on disposal of certain businesses and investments, asset retirement obligations (“ARO”) and accrued environmental costs (“ERL”) related to our non-operating sites, and loss on remitting cash from certain foreign jurisdictions (e.g. Blue Chip Swaps). In 2023, we amended our calculation of adjusted EBITDA to adjust for the asset retirement obligations and accrued environmental costs related to our non-operating sites and the loss on remitting cash from certain foreign jurisdictions. We do not consider these to be part of our day-to-day operations. There were no similar income and expense in the comparative periods.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations, and as a component of employee remuneration calculations.

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars)	2023	2022	2023	2022

Net earnings	82	1,583	1,106	6,569

Finance costs	206	136	580	375

Income tax expense	97	487	766	2,206

Depreciation and amortization	552	526	1,604	1,492

EBITDA [1]	937	2,732	4,056	10,642
Adjustments:
Integration and restructuring related costs	14	15	29	35
Share-based compensation expense (recovery)	42	39	(7)	122
(Reversal of) impairment of assets	-	(330)	698	(780)
ARO/ERL expense for non-operating sites ²	4	-	10	-
Foreign exchange loss, net of related derivatives	87	11	105	67
Loss on Blue Chip Swaps	-	-	92	-
Gain on disposal of investment	-	-	-	(19)

COVID-19 related expenses ³	-	-	-	8
Adjusted EBITDA	1,084	2,467	4,983	10,075

1  EBITDA is calculated as net earnings before finance costs, income taxes, and depreciation and amortization.

2  ARO/ERL refers to asset retirement obligations and accrued environmental costs.

3  COVID-19 related expenses primarily consist of increased cleaning and sanitization costs, the purchase of personal protective equipment, discretionary supplemental employee costs, and costs related to construction delays from access limitations and other government restrictions.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and net earnings (loss) per share.

Definition: Adjusted net earnings and related per share information are calculated as net earnings (loss) before share-based compensation and certain foreign exchange gain/loss (net of related derivatives), net of tax. We also adjust this measure for the following other income and expenses (net of tax) that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses (including those recorded under finance costs), gain or loss on disposal of certain businesses and investments, gain or loss on early extinguishment of debt or on settlement of derivatives due to discontinuance of hedge accounting, asset retirement obligations and accrued environmental costs related to our non-operating sites, loss on remitting cash from certain foreign jurisdictions (e.g. Blue Chip Swaps) and change in recognition of tax losses and deductible temporary differences related to impairments. In 2023, we amended our calculation of adjusted net earnings and adjusted net earnings per share to adjust for the asset retirement obligations and accrued environmental costs related to our non-operating sites the loss on remitting cash from certain foreign jurisdictions and the change in recognition of Retail – South America tax losses and deductible temporary differences. We do not consider these to be part of our day-to-day operations. There were no similar income and expense in the comparative periods. We generally apply the annual forecasted effective tax rate to our adjustments during the year and, at year-end, we apply the actual effective tax rate. If the effective tax rate is significantly different from our forecasted effective tax rate due to adjustments or discrete tax impacts, we apply a tax rate that excludes those items. For material adjustments, we apply a tax rate specific to the adjustment.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations and is used as a component of employee remuneration calculations.

	Three Months Ended September 30, 2023			Nine Months Ended September 30, 2023
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		75	0.15		1,086	2.18
Adjustments:
Share-based compensation expense (recovery)	42	19	0.04	(7)	(4)	(0.01)
Foreign exchange loss, net of related derivatives	87	71	0.14	105	80	0.16
Integration and restructuring related costs	14	6	0.02	29	17	0.03
Impairment of assets	-	-	-	698	653	1.32
ARO/ERL expense for non-operating sites [1]	4	2	-	10	6	0.02
Loss on Blue Chip Swaps	-	-	-	92	92	0.18
Change in recognition of deferred tax assets	-	-	-	66	66	0.13

Adjusted net earnings		173	0.35		1,996	4.01
1 ARO/ERL refers to asset retirement obligations and accrued environmental costs.

	Three Months Ended September 30, 2022			Nine Months Ended September 30, 2022
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		1,577	2.94		6,548	11.96
Adjustments:
Share-based compensation (recovery) expense	39	30	0.06	122	91	0.17
Foreign exchange loss, net of related derivatives	11	8	0.01	67	50	0.09
Integration and restructuring related costs	15	11	0.02	35	26	0.05
Reversal of impairment of assets	(330)	(265)	(0.49)	(780)	(619)	(1.13)
COVID-19 related expenses	-	-	-	8	6	0.01
Gain on disposal of investment	-	-	-	(19)	(14)	(0.03)
Gain on settlement of discontinued hedge accounting derivative	(18)	(14)	(0.03)	(18)	(13)	(0.02)

Adjusted net earnings		1,347	2.51		6,075	11.10

Adjusted EBITDA (Consolidated) and Adjusted Net Earnings Per Share Guidance

Adjusted EBITDA and adjusted net earnings per share guidance are forward-looking non-IFRS financial measures. They are provided to assist readers in understanding our expected and targeted financial results. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS because a meaningful or accurate calculation of reconciling items and the information is not available without unreasonable effort due to unknown variables, including the timing and amount of certain reconciling items, and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine without unreasonable efforts. The probable significance of such unavailable information, which could be material to future results, cannot be addressed. Guidance for adjusted EBITDA and adjusted net earnings per share excludes certain items such as, but not limited to, the impacts of share-based compensation, certain foreign exchange gain/loss (net of related derivatives), integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses (including those recorded under finance costs), gain or loss on disposal of certain businesses and investments, gain or loss on early extinguishment of debt or on settlement of derivatives due to discontinuance of hedge accounting, asset retirement obligations and accrued environmental costs related to our non-operating sites, loss on remitting cash from certain foreign jurisdictions (e.g. Blue Chip Swaps) and the change in recognition of Retail – South America tax losses and deductible temporary differences.

Gross Margin Excluding Depreciation and Amortization Per Tonne – Manufactured

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne less depreciation and amortization per tonne for manufactured products. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Potash Controllable Cash Cost of Product Manufactured (“COPM”) Per Tonne

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Total Potash COGS excluding depreciation and amortization expense included in COPM, royalties, natural gas costs and carbon taxes, change in inventory, and other adjustments, divided by potash production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash controllable cash COPM excludes the effects of production from other periods and the impacts of our long-term investment decisions, supporting a focus on the performance of our day-to-day operations. Potash controllable cash COPM also excludes royalties and natural gas costs and carbon taxes, which management does not consider controllable, as they are primarily driven by regulatory and market conditions.

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars, except as otherwise noted)	2023	2022	2023	2022
Total COGS – Potash	389	386	1,047	1,090
Change in inventory	(73)	(52)	(47)	20
Other adjustments [1]	(2)	(5)	(19)	(29)
COPM	314	329	981	1,081
Depreciation and amortization in COPM	(102)	(84)	(303)	(317)
Royalties in COPM	(20)	(42)	(77)	(150)
Natural gas costs and carbon taxes in COPM	(9)	(9)	(34)	(45)
Controllable cash COPM	183	194	567	569
Production tonnes (tonnes – thousands)	3,287	2,742	9,612	10,066
Potash controllable cash COPM per tonne	56	70	59	56
1 Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

Ammonia Controllable Cash COPM Per Tonne

Most directly comparable IFRS financial measure: Total manufactured COGS for the Nitrogen segment.

Definition: Total Nitrogen COGS excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars, except as otherwise noted)	2023	2022	2023	2022
Total Manufactured COGS – Nitrogen [1]	495	895	1,840	2,478
Total Other COGS – Nitrogen [1]	74	212	317	681
Total COGS – Nitrogen	569	1,107	2,157	3,159
Depreciation and amortization in COGS	(104)	(117)	(351)	(334)
Cash COGS for products other than ammonia	(342)	(640)	(1,326)	(1,912)
Ammonia
Total cash COGS before other adjustments	123	350	480	913
Other adjustments [2]	(12)	(31)	(146)	(145)
Total cash COPM	111	319	334	768
Natural gas and steam costs in COPM	(73)	(267)	(231)	(643)
Controllable cash COPM	38	52	103	125
Production tonnes (net tonnes [3] – thousands)	610	819	1,712	2,099
Ammonia controllable cash COPM per tonne	61	62	60	59

1  Certain immaterial 2022 figures have been reclassified.

2  Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

3  Ammonia tonnes available for sale, as not upgraded to other nitrogen products.

Retail Adjusted Average Working Capital to Sales and Retail Adjusted Average Working Capital to Sales Excluding Nutrien Financial

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the sales and working capital of certain acquisitions during the first year following the acquisition. We also look at this metric excluding Nutrien Financial revenue and working capital.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

	Rolling four quarters ended September 30, 2023
(millions of US dollars, except as otherwise noted)	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Average/Total
Current assets	11,668	13,000	11,983	10,398
Current liabilities	(8,708)	(8,980)	(8,246)	(5,228)
Working capital	2,960	4,020	3,737	5,170	3,972
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	2,960	4,020	3,737	5,170	3,972
Nutrien Financial working capital	(2,669)	(2,283)	(4,716)	(4,353)
Adjusted working capital excluding Nutrien Financial	291	1,737	(979)	817	467

Sales	4,087	3,422	9,128	3,490
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	4,087	3,422	9,128	3,490	20,127
Nutrien Financial revenue	(62)	(57)	(122)	(73)
Adjusted sales excluding Nutrien Financial	4,025	3,365	9,006	3,417	19,813

Adjusted average working capital to sales (%)					20
Adjusted average working capital to sales excluding Nutrien Financial (%)					2

	Rolling four quarters ended September 30, 2022
(millions of US dollars, except as otherwise noted)	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Average/Total
Current assets	9,924	12,392	12,487	11,262
Current liabilities	(7,828)	(9,223)	(9,177)	(5,889)
Working capital	2,096	3,169	3,310	5,373	3,487
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	2,096	3,169	3,310	5,373	3,487
Nutrien Financial working capital	(2,150)	(2,274)	(4,404)	(3,898)
Adjusted working capital excluding Nutrien Financial	(54)	895	(1,094)	1,475	306

Sales	3,878	3,861	9,422	3,980
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	3,878	3,861	9,422	3,980	21,141
Nutrien Financial revenue	(51)	(49)	(91)	(65)
Adjusted sales excluding Nutrien Financial	3,827	3,812	9,331	3,915	20,885

Adjusted average working capital to sales (%)					16
Adjusted average working capital to sales excluding Nutrien Financial (%)					1

Nutrien Financial Adjusted Net Interest Margin

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial net receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and other users to evaluate the financial performance of Nutrien Financial.

	Rolling four quarters ended September 30, 2023

(millions of US dollars, except as otherwise noted)	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Total/Average
Nutrien Financial revenue	62	57	122	73
Deemed interest expense [1]	(11)	(20)	(39)	(41)
Net interest	51	37	83	32	203

Average Nutrien Financial net receivables	2,669	2,283	4,716	4,353	3,505
Nutrien Financial adjusted net interest margin (%)					5.8

	Rolling four quarters ended September 30, 2022

(millions of US dollars, except as otherwise noted)	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Total/Average
Nutrien Financial revenue	51	49	91	65
Deemed interest expense [1]	(12)	(6)	(12)	(12)
Net interest	39	43	79	53	214

Average Nutrien Financial net receivables	2,150	2,274	4,404	3,898	3,182
Nutrien Financial adjusted net interest margin (%)					6.7
1 Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

Retail Cash Operating Coverage Ratio

Definition: Retail selling, general and administrative, and other expenses (income), excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended September 30, 2023
(millions of US dollars, except as otherwise noted)	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Total
Selling expenses	836	765	971	798	3,370
General and administrative expenses	51	50	55	57	213
Other expenses	1	15	29	37	82
Operating expenses	888	830	1,055	892	3,665
Depreciation and amortization in operating expenses	(198)	(179)	(185)	(186)	(748)
Operating expenses excluding depreciation and amortization	690	651	870	706	2,917

Gross margin	1,077	615	1,931	895	4,518
Depreciation and amortization in cost of goods sold	4	2	3	3	12
Gross margin excluding depreciation and amortization	1,081	617	1,934	898	4,530
Cash operating coverage ratio (%)					64

	Rolling four quarters ended September 30, 2022

(millions of US dollars, except as otherwise noted)	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Total
Selling expenses	848	722	1,013	821	3,404
General and administrative expenses	43	45	54	50	192
Other expenses (income)	20	(12)	21	19	48
Operating expenses	911	755	1,088	890	3,644
Depreciation and amortization in operating expenses	(173)	(167)	(171)	(204)	(715)
Operating expenses excluding depreciation and amortization	738	588	917	686	2,929

Gross margin	1,173	845	2,340	917	5,275
Depreciation and amortization in cost of goods sold	5	2	4	2	13
Gross margin excluding depreciation and amortization	1,178	847	2,344	919	5,288
Cash operating coverage ratio (%)					55

Appendix C – Other Financial Measures

Supplementary Financial Measures

Supplementary financial measures are financial measures disclosed by the Company that (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of the Company, (b) are not disclosed in the financial statements of the Company, (c) are not non-IFRS financial measures, and (d) are not non-IFRS ratios.

The following section provides an explanation of the composition of those supplementary financial measures if not previously provided.

Retail adjusted EBITDA margin: Retail adjusted EBITDA divided by Retail sales for the last four rolling quarters.

Retail adjusted EBITDA per US selling location: Calculated as total Retail US adjusted EBITDA for the last four rolling quarters, representing the organic EBITDA component, which excludes acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters, adjusted for acquired locations in those quarters.

Cash used for dividends and share repurchases (shareholder returns): Calculated as dividends paid to Nutrien’s shareholders plus repurchase of common shares as reflected in the condensed consolidated statements of cash flows. This measure is useful as it represents return of capital to shareholders.